February 12, 2015

Via EDGAR

Michelle Roberts
Senior Counsel
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-8629

RE:    Principal Variable Contracts Funds, Inc.
Post-Effective Amendment on Form N-1A No. 95
File Numbers 002-35570, 811-01944

Dear Ms. Roberts,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 95 to the Registrant’s registration statement on Form N-1A (“the Amendment”), which you communicated to Jennifer Mills and me by telephone on January 20, 2015. The Registrant filed the Amendment with the Commission on December 16, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 96).

Comment 1. The following sentence appears in the Additional Information about Investment Strategies and Risks section: “The Board of Directors may change the Account’s objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Account.” Please disclose whether shareholders will be given notice of a change in an Account’s objective and, if so, the timing of such notice.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c) (“The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”).

Comment 2. In the Sub-Advisors section, provide language to the effect that Sub-Advisors provide such services subject to the control and supervision of Principal and the Board of Directors.

Response: The Registrant respectfully declines to revise the disclosure because similar language is already included in the prospectus. The Sub-Advisors section states that Principal or the Sub-Advisor provides the Directors with a recommended investment program that must be consistent with the Account’s investment objective and policies. The Sub-Advisor must then advise the Account within the scope of the approved investment program.

Additionally, the Manager of Managers section states: “Principal has ultimate responsibility for the investment performance of each Account that utilizes a Sub-Advisor due to its responsibility to oversee Sub-Advisors and recommend their hiring, termination, and replacement.”

Comment 3. Please delete the duplicative reference to “portfolio accounting system” in the Sub-Advisors section.

Response: The Registrant will make the requested revision.

Comment 4. Please change “Board of Director” to “Board of Directors” in the Fees Paid to Principal section.

Response: The Registrant will make the requested revision.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-1209 or Jennifer Mills at 515-235-9154 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant

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